January 14, 2008

Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

RE:    ELITE PHARMACEUTICALS, INC.
       PRE-EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-3 FILED AUGUST 16, 2007
       FILE NO. 333-145502

Dear Mr. Riedler:

         On behalf of our client, Elite Pharmaceuticals, Inc., a Delaware corporation (the "COMPANY"), we transmit simultaneously herewith for filing under the Securities Act of 1933, as amended (the "EXCHANGE ACT"), by means of the Electronic Data Gathering, Analysis, and Retrieval system, Pre-Effective Amendment No. 2 ("AMENDMENT NO. 2") to Registration Statement on Form S-3 (File No. 333-145502) (the "REGISTRATION STATEMENT"), together with certain exhibits thereto. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in Amendment No. 2.

         We are in receipt of the letter, dated January 10, 2008 (the "COMMENT LETTER"), from Jeffrey Riedler, Assistant Director, Division of Corporate Finance of the Securities and Exchange Commission, with respect to the Registration Statement. Set forth below are the comments of the staff set forth in the Comment Letter (in italics), together with the responses of the Company to such comments, numbered to correspond to the numbering in the Comment Letter.

COMMENT
NUMBER       PAGE       COMMENT AND RESPONSE
-------      ----       --------------------

      1.      18        WE NOTE THAT THERE IS NO  REFERENCE TO FOOTNOTE 1 IN THE
                        TABLE. PLEASE REVISE ACCORDINGLY.

                        The Company has revised the text preceding the table, in the first sentence under the heading "POTENTIAL PAYMENTS REQUIRED DURING INITIAL YEAR", to make reference to footnote 1 since there is no suitable place in the table itself to make reference to the footnote.

      2.      19        PLEASE  REVISE  FOOTNOTE  2 ON PAGE 19 TO STATE THAT THE
                        DIVIDEND  PAYMENTS ON THE STOCK WILL INCREASE TO 15% PER
                        ANNUM ON APRIL 24, 2009.

COMMENT
NUMBER       PAGE       COMMENT AND RESPONSE
-------      ----       --------------------

                        The requested revision has been made.

      3.      20        IT  APPEARS  FROM  YOUR  DISCLOSURE  ON  PAGE  15 AND IN
                        FOOTNOTE  3 ON PAGE 20 THAT  THE  COMPANY  IS  CURRENTLY
                        INCURRING LIQUIDATED DAMAGES. PLEASE REVISE FOOTNOTES 3,
                        4  AND  5 ON  PAGE  20  TO  ALSO  STATE  THE  AMOUNT  OF
                        LIQUIDATED DAMAGES WHICH YOU HAVE INCURRED TO DATE.

                        The requested revisions have been made.

      4.      22        WE NOTE YOUR  RESPONSE TO COMMENT 3.  PLEASE  REVISE THE
                        TABLE  ON PAGE 22 TO  INCLUDE  A COLUMN  DISCLOSING  THE
                        TOTAL  POSSIBLE  DISCOUNT TO THE MARKET  PRICE AS OF THE
                        DATE OF THE SALE OF THE  PREFERRED  STOCK AND  WARRANTS,
                        CALCULATED BY SUBTRACTING THE TOTAL  CONVERSION/EXERCISE
                        PRICE ON THE DATE OF THE SALE OF PREFERRED WARRANTS FROM
                        THE COMBINED  MARKET PRICE OF THE TOTAL NUMBER OF SHARES
                        UNDERLYING  THE  PREFERRED  STOCK AND  WARRANTS  ON THAT
                        DATE.

                        The Company notes that a column containing the requested disclosure already appeared in the table under the heading "TOTAL POSSIBLE DISCOUNT TO THE MARKET PRICE". The Company has revised the heading of said column to read "TOTAL POSSIBLE DISCOUNT TO THE MARKET PRICE OF THE SERIES C PREFERRED STOCK AND WARRANTS AS OF THE DATE OF SALE" in order to be more responsive to your comment.

      5.      23        WE NOTE YOUR  RESPONSE TO COMMENT 4.  PLEASE  REVISE THE
                        TABLE ON PAGE 23 TO DISCLOSE THE SHARES ISSUABLE, MARKET
                        PRICE  AND  TOTAL  POSSIBLE  PROFIT  RELATING  TO  OTHER
                        WARRANTS,  OPTIONS,  NOTES,  OR OTHER  SECURITIES OF THE
                        ISSUER HELD BY THE SELLING  SHAREHOLDERS,  AS OPPOSED TO
                        INCLUDING THE SHARES BEING REGISTERED IN THIS OFFERING.

                        The Company has revised the table to remove all columns containing disclosures related to the shares being registered in this offering and revised all headings referencing Series B Preferred Stock and warrants to instead reference "OTHER WARRANTS, OPTIONS, NOTES, OR SECURITIES OF THE COMPANY HELD". The Company has amended the footnotes accordingly.

      6.      27        PLEASE  REVISE THE  HEADING  OF THE THIRD  COLUMN IN THE
                        TABLE ON PAGE 27 WHICH  CURRENTLY  STATES "WET PROCEEDS"
                        TO STATE "NET PROCEEDS TO COMPANY".

                        The requested revision has been made.

Please contact the undersigned if we may be of assistance.

                                         Sincerely,


                                         Scott H. Rosenblatt


cc:    Jennifer Riegel, Esq.
       Bernard Berk
       Mitchell Rubin